Cancellation of Stock Option Grant

1. Number of grantees affected by cancellation : a total of 46 persons

2. Number of shares subject to cancellation : 441,300 registered common shares

3. Number of stock option rights after cancellation : 11,070,228 registered common shares

4. Reasons for cancellation : voluntary waiver of stock option rights in accordance with the condition for the Stock Option Grant on Nov. 16, 2006 (the 7th grant)

5. Date of BOD resolution : December 20, 2006
- Outside directors : 5 out of 6 were present
- Audit Committee members : present

6. Others :

No.	Date of grant	No. of cancelled shares
4th grant	December 16, 2004	416,300

5th grant	March 25, 2005	25,000

[Details of Cancellation of Stock Option Grant]

	Relation with the	No. of cancelled
Name	Company	shares	Remarks

Cho, Young-Wan	Officer	75,000	4th grant

Oh, Sang-Hwan	Officer	15,000	4th grant

Lee, Suck-Ho	Officer	25,000	4th grant

Choi, Myung-Hun	Officer	25,000	4th grant

Jun, Byung-Hoon	Officer	15,000	4th grant

Nam, Gye-In	Officer	10,000	4th grant

Lee, Jae-Seok	Officer	3,300	4th grant

Park, Min-Hyok	Officer	10,000	4th grant

Chung, Hyung-Jae	Officer	10,000	4th grant

Kang, Ki-Sun	Officer	10,000	4th grant

Sohn, Yi-Hang	Officer	25,000	5th grant

Lee, Sang-Heon	Employee	10,000	4th grant

Jeon, Joong-In	Employee	10,000	4th grant

Park, Young-Kun	Employee	10,000	4th grant

Jung, Jin-Ha	Employee	10,000	4th grant

Chung, Sang-Hoon	Employee	3,000	4th grant

Lee, Joo-In	Employee	3,200	4th grant

Kim, Duk-Il	Employee	2,500	4th grant

Choi, Bong-Gil	Employee	2,900	4th grant

Kim, Il	Employee	3,500	4th grant

Kim, Yun-Ho	Employee	10,000	4th grant

Kim, Jae-Yong	Employee	3,100	4th grant

Lee, Young-Ho	Employee	2,700	4th grant

Bang, Bum-Sun	Employee	3,200	4th grant

Cho, Kyoung-Rae	Employee	3,100	4th grant

An, Weon-Gyu	Employee	2,700	4th grant

Yang, Seung-Cheon	Employee	10,000	4th grant

Choi, Chang-Sik	Employee	10,000	4th grant

Yang, Bon-Suk	Employee	10,000	4th grant

Lee, Byeong-Min	Employee	10,000	4th grant

Ha, Kyoo-Jin	Employee	3,100	4th grant

Lee, Nam-Youn	Employee	10,000	4th grant

Lee, Kang-Ik	Employee	3,400	4th grant

Lee, Woo-Hyung	Employee	2,800	4th grant

Kim, Chan-Won	Employee	3,100	4th grant

Choi, Byung-Hwan	Employee	2,800	4th grant

Choi, Yong-Seok	Employee	10,000	4th grant

Wui, Sung-Uk	Employee	3,100	4th grant

Shin, Chang-Hwan	Employee	3,400	4th grant

Kim, Ok-Soo	Employee	3,300	4th grant

Kim, Jae-Hyun	Employee	10,000	4th grant

Lee, Young-Il	Employee	10,000	4th grant

Park, Hee-Man	Employee	10,000	4th grant

Ban, Chong-Seop	Employee	10,000	4th grant

Yu, Weon-Tack	Employee	3,100	4th grant

Kim, Ki-Tae	Employee	10,000	4th grant

Total	—	441,300	—